SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No.  )*

                                CoolSavings, Inc.
                                -----------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   216485 10 2
                                   -----------
                                 (CUSIP Number)

                                 Bobby Liu, Esq.
                         Vice President, General Counsel
                       M.D. Sass Investors Services, Inc.
                     1185 Avenue of the Americas, 18th Floor
                            New York, New York 10036
                                 (212) 730-2000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 12, 2005
                               ------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 216485 10 2                                              Page 2 of 14

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Hugh R. Lamle
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                [ ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              7,319,265*
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           7,319,265*
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,895,880*
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------
     *See Items 4 through 6 of this Statement on Schedule 13D. The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record or held in street name by such Reporting Person.

                                  SCHEDULE 13D
CUSIP No. 216485 10 2                                              Page 3 of 14

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     HLBL Family Partners, LP
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                [ ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              1,011,522*
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           1,011,522*
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,895,880*
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
-----------------------------------------------------------------------------
     *See Items 4 through 6 of this Statement on Schedule 13D. The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record or held in street name by such Reporting Person.

                                  SCHEDULE 13D
CUSIP No. 216485 10 2                                              Page 4 of 14

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Elizabeth Lamle
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                [ ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              3,527*
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           3,527*
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,895,880*
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------
     *See Items 4 through 6 of this Statement on Schedule 13D. The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record or held in street name by such Reporting Person.

                                  SCHEDULE 13D
CUSIP No. 216485 10 2                                              Page 5 of 14

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Hugh and Betsy Lamle Foundation
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                [ ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              251,500*
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           251,500*
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,895,880*
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
-----------------------------------------------------------------------------
     *See Items 4 through 6 of this Statement on Schedule 13D. The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record or held in street name by such Reporting Person.

                                  SCHEDULE 13D
CUSIP No. 216485 10 2                                              Page 6 of 14

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     PPOM Holdings, LP
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                [ ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Michigan
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              498,000*
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           498,000*
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,895,880*
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
-----------------------------------------------------------------------------
     *See Items 4 through 6 of this Statement on Schedule 13D. The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record or held in street name by such Reporting Person.

                                  SCHEDULE 13D
CUSIP No. 216485 10 2                                              Page 7 of 14

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Richard H. Rogel
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                [ ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              13,573,088*
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           13,573,088*
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,895,880*
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------
     *See Items 4 through 6 of this Statement on Schedule 13D. The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record or held in street name by such Reporting Person.

                                  SCHEDULE 13D
CUSIP No. 216485 10 2                                              Page 8 of 14

-----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Richard H. Rogel Revocable Living Trust, dated 03/21/90
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3    SEC USE ONLY

-----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
-----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                [ ]
-----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Michigan
-----------------------------------------------------------------------------
NUMBER OF      7    SOLE VOTING POWER

SHARES              6,873,112*
               --------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            0
               --------------------------------------------------------------
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           6,873,112*
               --------------------------------------------------------------
PERSON         10   SHARED DISPOSITIVE POWER

WITH                0
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      20,895,880*
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]
-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.5%
-----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
-----------------------------------------------------------------------------
     *See Items 4 through 6 of this Statement on Schedule 13D. The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record or held in street name by such Reporting Person.

                                  SCHEDULE 13D
CUSIP No. 216485 10 2                                              Page 9 of 14

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock") of CoolSavings, Inc. (the "Issuer"). The principal executive office of the Issuer is 360 N. Michigan Avenue, 19th Floor, Chicago, Illinois 60601.

Item 2.  Identity and Background.

(a) This Schedule 13D is filed on behalf of Hugh R. Lamle ("Lamle"), HLBL Family Partners, LP ("HLBL"), Elizabeth Lamle, the Hugh and Betsy Lamle Foundation (the "Foundation"), PPOM Holdings, LP ("PPOM"), the Richard H. Rogel Revocable Living Trust dated 03/21/90 (the "Trust"), and Richard H. Rogel ("Rogel", and together with Lamle, HLBL, Elizabeth Lamle, the Foundation, PPOM, and the Trust, the "Reporting Persons").

     The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 2, pursuant to which the Reporting Persons have agreed to file this Schedule 13D (and all amendments thereto) jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b) The address of Lamle, HLBL, Elizabeth Lamle and the Foundation is c/o M.D. Sass Investors Services, Inc., 1185 Avenue of the Americas, New York, New York 10036. The address of PPOM, Rogel and the Trust is 56 Rose Crown, P.O. Box 1659, Avon, Colorado 81620.

(c) Each of Lamle and Rogel is an investor and a member of the Board of Directors of the Issuer. Each of HLBL, the Foundation, PPOM and the Trust were formed to invest in and hold investment securities. Elizabeth Lamle is an investor.

(d) Each of the Reporting Persons has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Each of the Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Lamle, Elizabeth Lamle and Rogel are citizens of the United States of America. HLBL is a Delaware limited partnership. The Foundation was formed under the laws of the state of New York. PPOM is a Michigan limited partnership. The Trust was formed under the laws of the state of Michigan.

Item 3.  Source and Amount of Funds or Other Consideration.

See Item 4 for a description of the Stock Purchase Agreement entered into by the Reporting Persons.

                                  SCHEDULE 13D
CUSIP No. 216485 10 2                                              Page 10 of 14

Item 4.  Purpose of Transaction.

On September 12, 2005, each of the Reporting Persons (collectively, the "Selling Stockholders") and Landmark Communications, Inc. (the "Buyer"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which, among other things, the Selling Stockholders agreed to sell 8,739,904 shares of Common Stock and 12,132,976 shares of Series C Convertible Preferred Stock par value $0.001 per share (the "Series C Convertible Preferred Stock" and together with the Common Stock, collectively, the "Stock") to the Buyer for a purchase price of $0.80 per share of Stock, subject to possible adjustment as described in the Stock Purchase Agreement. The aggregate purchase price of the foregoing transaction is $16,698,304.

Based upon the information contained in Amendment No. 11 to Schedule 13D filed by the Buyer on September 12, 2005, the sale contemplated by the Stock Purchase Agreement is the first step taken by the Buyer in a series of transactions through which the Buyer intends to effect a Rule 13e-3 transaction (as defined in Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the Issuer. Pursuant to the Stock Purchase Agreement, the Selling Stockholders have agreed, pending and through the closing of the Buyer's acquisition of the Stock, to vote (to the extent any vote occurs, which currently is not anticipated by the Buyer) all of the Common Stock and Series C Convertible Preferred Stock of the Issuer held by them in the same manner as the Buyer and refrain from acquiring (or participating in the acquisition of) beneficial ownership of any additional shares of capital stock of the Issuer. The Reporting Persons currently own 31.5% of the outstanding shares of Common Stock, none of the outstanding shares of Series B Convertible Preferred Stock, par value $0.001 per share, and 95.1% of the outstanding shares of Series C Convertible Preferred Stock of the Issuer. Upon the sale of the Stock, the Reporting Persons will cease to own any shares of Common Stock or Series C Convertible Preferred Stock of the Issuer.

The closing of the sale of the Stock is subject to customary closing conditions, including the Buyer filing a Schedule 13E-3 with respect to the Rule 13e-3 transaction involving the Issuer (which the Buyer has indicated it intends to file as soon as practicable), the resolution of all Securities and Exchange Commission comments with respect to such Schedule 13E-3, and the dissemination of the Schedule 13E-3 to the Issuer's stockholders pursuant to Rule 13e-3 under the Exchange Act. Based upon the information contained in Amendment No. 11 to
Schedule 13D filed by the Buyer on September 12, 2005, after the consummation of the acquisition of the Stock and the completion of a short-form merger, the Buyer intends, and the purpose of the Buyer's acquisition of the Stock and the short form merger is, to cause the Issuer to file a Form 15 to deregister the Common Stock under the Exchange Act and cease to be a publicly traded reporting company.

The Reporting Persons may be deemed to have formed a "group" by virtue of their execution, delivery and performance of the Stock Purchase Agreement. Each Reporting Person expressly disclaims beneficial ownership with respect to any shares other then shares owned of record or held in street name by such Reporting Person.

Except as otherwise set forth herein, each of the Reporting Persons has no present plans or proposals with respect to any other action referred to in instructions (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons expressly reserves the right to change its business plans, operations and management arrangements with respect to the Issuer based on future developments.

                                  SCHEDULE 13D
CUSIP No. 216485 10 2                                              Page 11 of 14

The descriptions of the Stock Purchase Agreement contained in this Schedule 13D is qualified in its entirety by reference to such agreement, a copy of which is included as Exhibit 1 to this Schedule 13D and incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) Lamle beneficially owns 7,319,265 shares of Common Stock, constituting approximately 12.2% of the issued and outstanding Common Stock of the Issuer (based on 54,159,313 shares of Common Stock of the Issuer outstanding as set forth in the Issuer's quarterly report on Form 10-Q filed on August 12,
2005), of which 11,500 are issuable upon the exercise of options held by Lamle within 60 days of the date of this Schedule 13D and 5,942,500 shares are Series C Convertible Preferred Stock that are convertible into shares of Common Stock on a one-for-one basis within 60 days of the date of this Schedule 13D. Lamle is the direct beneficial owner of 6,056,243 shares of Common Stock, including the shares issuable upon the conversion of the aforementioned options and Series C Convertible Preferred Stock. Lamle has the sole power to vote and dispose of all such directly owned shares. Lamle is the indirect beneficial owner of 1,011,522 shares of Common Stock registered in the name of HLBL. Because Lamle is the Managing General Partner of HLBL, he is deemed to have the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Common Stock which HLBL beneficially owns. Lamle is the indirect beneficial owner of 251,500 shares of Common Stock registered in the name of the Foundation. Because Lamle is the President of the Foundation, he is deemed to have the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Common Stock which the Foundation beneficially owns. Lamle disclaims beneficial ownership of the reported securities of HLBL except to the extent of his pecuniary interests therein, and this statement on
Schedule 13D shall not be construed as an admission that Lamle is the beneficial owner of the Common Stock owned by HLBL covered by such statement. Lamle disclaims beneficial ownership of the reported securities of the Foundation, and this statement of Schedule 13D shall not be construed as an admission that Lamle is the beneficial owner of the Common Stock owned by the Foundation covered by such statement.

     Lamle beneficially owns 5,942,500 shares of Series C Convertible Preferred Stock, constituting approximately 46.6% of the issued and outstanding Series C Convertible Preferred Stock of the Issuer (based on 12,752,024 shares of Series C Convertible Preferred Stock of the Issuer outstanding as set forth in the Issuer's quarterly report on Form 10-Q filed on August 12, 2005). Lamle has the sole voting and dispositive power with respect to all such shares.

     Elizabeth Lamle owns 3,527 shares of Common Stock, constituting approximately 0.007% of the issued and outstanding Common Stock of the Issuer (based on 54,159,313 shares of Common Stock of the Issuer outstanding as set forth in the Issuer's quarterly report on Form 10-Q filed on August 12, 2005). Elizabeth Lamle has the sole voting and dispositive power with respect to all of such shares.

     Rogel beneficially owns 13,573,088 shares of Common Stock, constituting approximately 22.5% of the issued and outstanding Common Stock of the Issuer (based on 54,159,313 shares of Common Stock outstanding as set forth in the Issuer's quarterly report on Form 10-Q filed on August 12, 2005), of which 11,500 are issuable upon the exercise of options held by Rogel within 60 days of the date of this Schedule 13D and 6,190,476 are Series C Convertible Preferred Stock that are convertible into shares of Common Stock on a one-for-one basis within 60 days of the date of this Schedule 13D. Rogel is the direct beneficial owner of 6,201,976 shares of Common Stock, including the

                                  SCHEDULE 13D
CUSIP No. 216485 10 2                                              Page 12 of 14

shares issuable upon the conversion of the aforementioned options and Series C Convertible Preferred Stock. Rogel has the sole power to vote and dispose of all such directly owned shares. Rogel is the indirect beneficial owner of 498,000 shares of Common Stock registered in the name of PPOM. Because Rogel is the President of the general partner of PPOM, he is deemed to have the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Common Stock which PPOM beneficially owns. Rogel is the indirect beneficial owner of 6,873,112 shares of Common Stock registered in the name of the Trust. Because Rogel is the Trustee of the Trust, he is deemed to have the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Common Stock which the Trust beneficially owns. Rogel disclaims beneficial ownership of the reported securities of PPOM and the Trust except to the extent of his pecuniary interests therein, and this statement on Schedule 13D shall not be construed as an admission that Rogel is the beneficial owner of the Common Stock owned by PPOM or the Trust covered by such statement.

     Rogel beneficially owns 6,190,476 shares of Series C Convertible Preferred Stock, constituting approximately 48.5% of the issued and outstanding Series C Convertible Preferred Stock of the Issuer (based on 12,752,024 shares of Series C Convertible Preferred Stock of the Issuer outstanding as set forth in the Issuer's quarterly report on Form 10-Q filed on August 12, 2005). Rogel has the sole voting and dispositive power with respect to all such shares.

(c) Except as described herein, the Reporting Persons have not effected any transactions in the Common Stock of the Issuer during the past sixty days.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The matters set forth in Item 4 are incorporated in this Item 6 by reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 - Stock Purchase Agreement, dated as of September 12, 2005, by and among the Reporting Persons and Landmark Communications, Inc. (incorporated by reference to Exhibit 11 of Amendment No. 12 to Schedule 13D filed by Landmark Communications, Inc. and Landmark Ventures VII, LLC, with the Securities and Exchange Commission on September 15, 2005).

Exhibit 2 - Joint Filing Agreement.

                                  SCHEDULE 13D
CUSIP No. 216485 10 2                                              Page 13 of 14

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 16, 2005


                                      /s/ Hugh R. Lamle
                                      -----------------------------------------
                                      Hugh R. Lamle


                                      HLBL FAMILY PARTNERS, LP


                                      By:  /s/ Hugh R. Lamle
                                           ------------------------------------
                                           Hugh R. Lamle
                                           Managing General Partner


                                      HUGH AND BETSY LAMLE FOUNDATION


                                      By:  /s/ Hugh R. Lamle
                                           ------------------------------------
                                           Hugh R. Lamle
                                           President


                                      /s/ Elizabeth Lamle
                                      -----------------------------------------
                                      Elizabeth Lamle


                                      /s/ Richard H. Rogel
                                      -----------------------------------------
                                      Richard H. Rogel


                                      PPOM HOLDINGS, LP

                                      By:  PPOM GP, Inc., its general partner

                                           By:  /s/ Richard H. Rogel
                                                -------------------------------
                                                Richard H. Rogel
                                                President

                                  SCHEDULE 13D
CUSIP No. 216485 10 2                                              Page 14 of 14

                                      RICHARD H. ROGEL REVOCABLE LIVING TRUST
                                      DATED 03/21/90


                                      By:  /s/ Richard H. Rogel
                                           ------------------------------------
                                           Richard H. Rogel
                                           Trustee

                                                                      Exhibit 2

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to 8,762,904 shares of Common Stock and 12,132,976 shares of Series C Convertible Preferred Stock of CoolSavings, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

                            [signature page follows]
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     IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on September 16, 2005.


                                      /s/ Hugh R. Lamle
                                      -----------------------------------------
                                      Hugh R. Lamle


                                      HLBL FAMILY PARTNERS, LP


                                      By:  /s/ Hugh R. Lamle
                                           ------------------------------------
                                           Hugh R. Lamle
                                           Managing General Partner


                                      HUGH AND BETSY LAMLE FOUNDATION


                                      By:  /s/ Hugh R. Lamle
                                           ------------------------------------
                                           Hugh R. Lamle
                                           President


                                      /s/ Elizabeth Lamle
                                      -----------------------------------------
                                      Elizabeth Lamle


                                      /s/ Richard H. Rogel
                                      -----------------------------------------
                                      Richard H. Rogel


                                      PPOM HOLDINGS, LP

                                      By:  PPOM GP, Inc., its general partner

                                           By:  /s/ Richard H. Rogel
                                                -------------------------------
                                                Richard H. Rogel
                                                President


                                      RICHARD H. ROGEL REVOCABLE LIVING TRUST
                                      DATED 03/21/90


                                      By:  /s/ Richard H. Rogel
                                           ------------------------------------
                                           Richard H. Rogel
                                           Trustee